UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Concrete Pumping Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

206704108

(CUSIP Number)

Mary Ellen Kanoff,  c/o Peninsula Pacific  10250 Constellation Boulevard, Suite 2230  Los Angeles,  California  90067  Phone : (424) 281-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 06, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BBCP INVESTORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,005,275

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,005,275

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,005,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.1%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. Brent Stevens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,005,275

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,005,275

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,005,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.1%

14	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PGP Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,005,275

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,005,275

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,005,275

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.1%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

INTRODUCTORY STATEMENT

The following constitutes the Schedule 13D (“this Schedule 13D”) jointly filed by (i) BBCP Investors, LLC, a Delaware limited liability company (“BBCP”), (ii) PGP Investors, LLC, a Delaware limited liability company (“PGPI”) and (iii) M. Brent Stevens in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 7, 2018, among Industrea Acquisition Corp., a Delaware corporation (“Industrea”), Concrete Pumping Holdings Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Industrea, Concrete Pumping Intermediate Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Concrete Parent”), Concrete Pumping Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Concrete Parent (“Concrete Merger Sub”), Industrea Acquisition Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Industrea Merger Sub”), Concrete Pumping Holdings, Inc., a Delaware corporation and indirect parent of Brundage-Bone (“CPH”), and PGP Investors, LLC, solely in its capacity as the initial Holder Representative thereunder, pursuant to which, on December 6, 2018 (a) Concrete Merger Sub merged with and into CPH, with CPH surviving the merger as a wholly owned indirect subsidiary of the Issuer (the “CPH Merger”), and (b) Industrea Merger Sub merged with and into Industrea, with Industrea surviving the merger as a wholly owned subsidiary of the Issuer (the “Industrea Merger”). The CPH Merger, the Industrea Merger and the other transactions contemplated in the Merger Agreement are referred to herein as the “Business Combination.”

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “common stock”), of the Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Industrea Acquisition Corp, 28 West 44th Street, Suite 501, New York, New York 10036.

Item 2.	Identity and Background

(a)
This Schedule 13D is being jointly filed by (i) BBCP, (ii) PGPI and (iii) Mr. Stevens (each a “Reporting Person” and together the “Reporting Persons”). BBCP directly holds 11,005,275 shares of the Issuer’s common stock (the “Shares”). PGPI is the sole member of BBCP and thus may be deemed to control BBCP. Mr. Stevens is the Manager of PGP Advisors, LLC, which is the manager of PGP Manager, LLC, which is the manager of PGPI and thus may be deemed to control PGPI and each entity directly or indirectly controlled by PGPI, including BBCP.

(b)	The principal business address of each Reporting Person is c/o Peninsula Pacific, 10250 Constellation Boulevard, Suite 2230, Los Angeles, CA 90067.

(c)
The principal business of BBCP is to hold securities of CPH. The principal business of PGPI is to act as a private holding company that acquires controlling interests in businesses in the consumer and industrial sectors. Mr. Stevens is the Manager of PGP Advisors, LLC, which is the manager of PGP Manager, LLC, which is the manager of PGPI. Neither BBCP nor PGPI has any directors or executive officers.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of BBCP and PGPI is organized in Delaware. Mr. Stevens is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

BBCP acquired the Shares on December 6, 2018 in connection with the closing of the Business Combination. Prior to the closing of the Business Combination, BBCP owned 7,686,789 shares of common stock, par value $0.001 per share, of CPH (“CPH Common Stock”). Upon the closing of the Business Combination, pursuant the Merger Agreement and related agreements, BBCP received 11,005,275 Shares in exchange for 3,473,006 shares of CPH Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. Each of the Reporting Persons intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may from time to time, depending on market conditions and such other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional shares of Issuer common stock or dispose of some or all of the Shares in the open market or in privately negotiated transactions, and each Reporting Person reserves the right to change its intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

As disclosed in Item 6 of this Schedule 13D, BBCP holds certain nomination rights in respect of the Issuer’s board of directors. BBCP exercised such rights to nominate Mr. Stevens, Matthew Homme and Raymond Cheesman to the Issuer’s board of directors. In connection with any such service on the Issuer’s board of directors, it is expected that Mr. Stevens, Mr. Homme and Mr. Cheesman may, from time to time, engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore or be involved in discussions which relate to one or more of the matters described in clauses (i) through (j) of Item 4 of Schedule 13D, including, without limitation, extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure. Each of the Reporting Persons disclaims any obligation to report on any discussions, plans or proposals with respect to any such matters that develop or occur as a result of Mr. Stevens’, Mr. Homme’s and Mr. Cheesman’s role as members of the Issuer’s board of directors and his or her participation in decisions regarding the Issuer’s actions.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

Each of BBCP, PGPI and M. Brent Stevens

Amount beneficially owned: 11,005,275 (1)

Percent of class: 38.1% (2)

Sole power to vote or to direct the vote: 11,005,275 (1)

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 11,005,275 (1)

Shared power to dispose or to direct the disposition of: 0

(1) BBCP directly owns all 11,005,275 Shares. PGPI, as the sole member of BBCP, and Mr. Stevens, as the Manager of PGP Advisors, LLC, which is the manager of PGP Manager, LLC, which is the manager of PGPI, is each deemed to indirectly own the Shares with power to vote and dispose the Shares. The Reporting Persons have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares.

(2) Based upon 28,847,707 shares of Issuer common stock outstanding as of December 6, 2018, as reported by the Issuer in its Form 8-K as filed with the Securities and Exchange Commission on December 10, 2018

(b)

(c)	Except as described in this Schedule 13D, there have been no transactions in any shares of Issuer common stock by any of the Reporting Persons during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in the Introductory Statement and Items 3 through 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

In connection with the transactions contemplated by the Merger Agreement, the Issuer, Industrea and the certain holders of CPH common stock party thereto (including BBCP), entered into a Non-Management Rollover Agreement, dated as of September 7, 2018 (the “Rollover Agreement”). The Rollover Agreement grants BBCP and its affiliates the right to designate three individuals to serve on the Issuer’s board of directors, one to serve as a Class I director, one to serve as a Class II director, and one to serve as a Class III director. The foregoing description of the Rollover Agreement is qualified in its entirety by the terms of the Rollover Agreement, a copy of which is attached hereto as Exhibit 99.5.

In addition, in connection with the transactions contemplated by the Merger Agreement, the Issuer, Industrea Alexandria LLC (the “Sponsor”) and its affiliates, Industrea’s independent directors (collectively with the Sponsor and its affiliates, the “Initial Stockholders”), Argand Partners Fund, LP (the “Argand Investor”), and certain holders of CPH’s capital stock (including BBCP) entered into a Stockholders Agreement, dated as of December 6, 2018 (the “Stockholders Agreement”). Under the Stockholders Agreement, BBCP has nomination rights with respect to: (i) one director for as long as BBCP beneficially owns more than 5% and up to 15% of the issued and outstanding shares of Issuer common stock; (ii) two individuals for as long as BBCP beneficially owns more than 15% and up to 25% of the issued and outstanding shares of Issuer common stock; and (iii) three directors for as long as BBCP owns more than 25% of the issued and outstanding shares of Issuer common stock. If BBCP’s beneficial ownership falls below one of these thresholds, BBCP’s nomination right in respect of such threshold will permanently expire. BBCP designated and the Issuer has appointed each of M. Brent Stevens, Matthew Homme and Raymond Cheesman to serve on the Board, effective as of December 9, 2018. Pursuant to the Stockholders Agreement, certain CPH stockholders (including BBCP) have agreed not to transfer any shares of Issuer common stock acquired by such holders in connection with the Business Combination for a period commencing on the date of closing of the Business Combination and ending on the date that is 180 days after closing of the Business Combination. The Stockholders Agreement also provides that the Issuer will, not later than 90 days after the closing of the Business Combination, file a registration statement covering, among other things, shares of Issuer common stock issued to CPH stockholders (including BBCP) in connection with the closing of the Business Combination. The foregoing description of the Stockholders Agreement is qualified in its entirety by the terms of the Stockholders Agreement, a copy of which is attached hereto as Exhibit 99.6.

Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1 Joint Filing Agreement

99.2 Agreement and Plan of Merger, dated as of September 7, 2018, by and between Industrea Acquisition Corp., Concrete Pumping Holdings Acquisition Corp., Concrete Pumping Intermediate Acquisition Corp., Concrete Pumping Merger Sub Inc., Industrea Acquisition Merger Sub Inc., Concrete Pumping Holdings, Inc. and PGP Investors, LLC, as the Holder Representative (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on December 10, 2018)

99.3 Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among Concrete Pumping Holdings Acquisition Corp., Industrea Acquisition Corp., Concrete Pumping Intermediate Acquisition Corp., Concrete Pumping Merger Sub Inc., Industrea Acquisition Merger Sub Inc., Concrete Pumping Holdings, Inc. and PGP Investors, LLC, as the initial Holder Representative (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on December 10, 2018)

99.4 Amendment No. 2 to the Agreement and Plan of Merger, dated as of November 16, 2018, by and among Concrete Pumping Holdings Acquisition Corp., Industrea Acquisition Corp., Concrete Pumping Intermediate Acquisition Corp., Concrete Pumping Merger Sub Inc., Industrea Acquisition Merger Sub Inc., Concrete Pumping Holdings, Inc., and PGP Investors, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on December 10, 2018)

99.5 Non-Management Rollover Agreement, dated as September 7, 2018, by and among Concrete Pumping Holdings Acquisition Corp., Industrea Acquisition Corp. and the Rollover Holders party thereto (incorporated by reference to Exhibit 10.10 of the Current Report on Form 8-K filed by the Issuer on December 10, 2018)

99.6 Stockholders Agreement, dated December 6, 2018, by and among the Issuer and the Investors party thereto (incorporated by reference to Exhibit 10.35 of the Current Report on Form 8-K filed by the Issuer on December 10, 2018)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2018	By:	/s/ M. Brent Stevens

PGP Investors, LLC

December 17, 2018	By:	/s/ M. Brent Stevens
Manager of PGP Advisors, LLC, Manager of PGP Manager, LLC, Manager of PGP Investors, LLC

BBCP Investors, LLC

December 17, 2018	By:	/s/ M. Brent Stevens
Manager of PGP Advisors, LLC, Manager of PGP Manager, LLC, Sole Member of BBCP Investors, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)